

04002767

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB2/26

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8- 53 206

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/1/03___ AND ENDING ___12/31/03___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NSHD Financial and Insurance Services, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
4001 MacArthur Boulevard, Ste 300

FIRM I.D. NO.

FEB 24 2004

(No. and Street)

Newport Beach   California   92660
(City)   (State)   (Zip Code)

187

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer Baston   (651) 665-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center   Minneapolis   Minnesota   55402
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Timothy Wuestenhagen _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NSHD Financial and Insurance Services, LLC _____ , as of December 31, _____ , 20__03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Sharon Catherine Peterson
NOTARY PUBLIC - MINNESOTA
MY COMMISSION
EXPIRES JAN. 31, 2008

Sharon C Peterson
Notary Public

Signature

Assistant Secretary
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Controls

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Members
NSHD Financial and Insurance Services, LLC:

We have audited the accompanying statement of financial condition of NSHD Financial and Insurance Services, LLC (the Company) as of December 31, 2003, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NSHD Financial and Insurance Services, LLC as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 13, 2004


KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.


Minneapolis Office
Celebrating
100 years
1904-2004

NSHD FINANCIAL AND INSURANCE SERVICES, LLC
Statement of Financial Condition
December 31, 2003

Assets

Cash	$	56,309
Commissions receivable		21,093
	$	77,402

Liabilities and Members' Equity

Liabilities:

Due to WorthMark Financial Services, LLC	$	450
Accounts payable		600
		1,050

Members' Equity:

Members' cumulative contributions		25,000
Cumulative earnings		51,352
		76,352
	$	77,402

See accompanying notes to financial statements

NSHD FINANCIAL AND INSURANCE SERVICES, LLC
Statement of Operations
For the year ended December 31, 2003

Revenues

Commission income	$	124,998
		124,998

Expenses

Guaranteed payment to partner	7,875
Accounting services fees	5,400
Audit fees	4,266
Regulatory fees	3,230
Rent	1,200
Travel	406
Fines	369
Bank Charges	355
Other services	101
Employee license fees	40
	23,242

Net income	$	101,756

See accompanying notes to financial statements

NSHD FINANCIAL AND INSURANCE SERVICES, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2003

	Securian	Compass Advisors, Inc.	Total
Balance at December 31, 2002	$ 44,596	$ ---	$ 44,596
Redemption of preferred units (note 4)	(50,000)	---	(50,000)
Net income	6,404	95,352	101,756
Distributions to members	(1,000)	(19,000)	(20,000)
Balance at December 31, 2003	$ ---	$ 76,352	$ 76,352

See accompanying notes to financial statements

NSHD FINANCIAL AND INSURANCE SERVICES, LLC
Statement of Cash Flows
For the year ended December 31, 2003

Cash flows from operating activities:		
Net income	$	101,756
Adjustments to reconcile net income to net cash provided by		
operating activities:		
Increase in commissions receivable		(21,093)
Increase in due to WorthMark Financial Services, LLC		450
Decrease in due to Securian Financial Services, Inc.		(10,000)
Decrease in due to Minnesota Life		(2,700)
Net cash provided by operating activities		68,413
Cash flows from financing activities:		
Redemption of preferred units		(50,000)
Distributions to members		(20,000)
Net cash used in financing activities		(70,000)
Decrease in cash		(1,587)
Cash at beginning of year		57,896
Cash at end of year	$	56,309

See accompanying notes to financial statements

NSHD FINANCIAL AND INSURANCE SERVICES, LLC

Notes to Financial Statements

December 31, 2003

(1) Nature of Business

NSHD Financial and Insurance Services, LLC (the Company) was formed as a limited liability company on July 10, 2000, and commenced operations on November 22, 2000. The Company is a joint venture between Securian Financial Services, Inc. (Securian), a minority unit holder, and Compass Advisors, Inc. Securian owns 5 class B units, which represent 49% of the voting rights in the Company, and Compass Advisors, Inc. owns 95 class A units, which represent 51% of the voting rights.

The Company was formed to offer financial and estate planning services and seminars to the public and certain professional firm clients. The Company will ultimately aid in the sale of insurance and investment products to their clients. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934.

The Company's results of operations may not be indicative of the results that would be obtained had it operated independently.

(2) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

(3) Related Party Transactions

Through June 2003, Minnesota Life, an affiliate of Securian, provided administrative and accounting services to the Company for $450 per month. In July 2003, WorthMark Financial Services, LLC, another affiliate of Securian, began providing these services to the Company.

(4) Allocation of Profits and Losses

In addition to the $12,500 initial capital contributions made by both Securian and Compass Advisors, Inc., Securian contributed $50,000 of capital pursuant to the Standby Contribution Agreement dated July 1, 2001. According to the terms of the Contribution Agreement, Securian is entitled to receive preferred units upon making the additional contribution, and a 9% cumulative, preferred membership interest in the Company. In July 2003, the Company called all of the outstanding preferred units and paid Securian $50,000 for the value of them. Payment of the preferred interest, recorded as guaranteed payment to a partner on the Statement of Operations, was declared by the board of directors on July 29, 2003, and subsequently paid.

(4) Allocation of Profits and Losses, continued

The Company allocated profits according to the terms of the Limited Liability Company Agreement, which is normally allocated 95% allocated to Compass Advisors, Inc., and 5% to Securian. However, for the year ended December 31, 2003, the Company allocated additional profits to Securian pursuant to the Qualified Income Offset provision contained in the Limited Liability Company Agreement. Two profit distributions were declared during the 2003 fiscal year: $10,000 in July 2003 and $10,000 in November 2003.

Net losses will be allocated based on the number of units owned by the respective members, not to exceed their capital balance.

(5) Income Taxes

The Company is a limited liability company and is being treated as a partnership for federal and state income tax purposes. Under this arrangement, taxes are not assessed at the partnership level, but any taxable income, expense, gain, loss, or credit is passed through to its owners based on each owner's distributive share.

(6) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital and a net capital requirement of $55,259 and $5,000, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.02 to 1 at December 31, 2003.

(7) Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

NSHD FINANCIAL AND INSURANCE SERVICES
Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Commission
as of December 31, 2003

Members' equity	$	76,352
Deductions: non allowable asset		
Commissions receivable		(21,093)
Net capital before haircuts on securities		55,259
Haircuts on securities		0
Net capital	$	55,259
Total aggregate indebtedness	$	1,050
Net capital	$	55,259
Minimum capital required to be maintained (the greater of $5,000 or 6 2/3% of aggregate indebtedness of $1,050)		5,000
Net capital in excess of requirements	$	50,259
Ratio of aggregate indebtedness to net capital		0.02

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 and the above computations.

See accompanying independent auditors' report.



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members
NSHD Financial and Insurance Services, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of NSHD Financial and Insurance Services, LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.





Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 13, 2004